EXHIBIT 99.1

Just Energy Group Inc. Announces Substantial Financial Impact of Texas Weather Event and Delay in Filing its Third Quarter Financial Statements to February 26, 2021

TORONTO, Feb. 22, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (TSX:JE; NYSE:JE) (“Just Energy” or the “Company”), a retail energy provider specializing in electricity and natural gas commodities, renewable energy options and carbon offsets, updated its previous announcement that management is continuing to assess the impact of the extreme cold temperatures throughout the State of Texas (the “Weather Event”) on the Company, and cannot finalize its unaudited interim condensed consolidated financial statements for the three and nine months ended December 31, 2020, its management discussion and analysis on the Interim Financial Statements, and the CEO and CFO certificates in respect of the Interim Financial Statement (collectively the “Reporting Documents”) until its review and understanding of the Weather Event and its impact on the Company’s financial condition can be reasonably estimated. Accordingly, it now intends to file the Reporting Documents on or about February 26, 2021.

The financial impact of the Weather Event is not currently known due to challenges the Company is experiencing in obtaining accurate information regarding customers’ usage from the applicable utilities. However, unless there is corrective action by the Texas government, because of, among other things, the sustained high prices from February 13, 2021 through February 19, 2021, during which real time market prices were artificially set at USD $9,000/MWh for much of the week, it is likely that the Weather Event has resulted in a substantial negative financial impact to the Company. Based on current information available to the Company as of the time of this press release, the Company estimates that the financial impact of the Weather Event on the Company could be a loss of approximately USD $250 million (approximately CAD $315 million), but the financial impact could change as additional information becomes available to the Company. Accordingly, the financial impact of the Weather Event on the Company once known, could be materially adverse to the Company’s liquidity and its ability to continue as a going concern. The Company is in discussions with its key stakeholders regarding the impact of the Weather Event and will provide an update as appropriate.

Further to the Company’s application to the Ontario Securities Commission, its principal regulator, the Company has received a management cease trade order in accordance with National Policy 12-203 - Management Cease Trade Orders (“NP 12-203”).

The Company has established a blackout on trading of the Company’s securities by directors and officers and intends to continue the blackout until such time as the Reporting Documents have been filed.

The Company confirms that it intends to satisfy the provisions of the alternative information guidelines found in Sections 9 and 10 of NP 12-203 for so long as it is delayed in filing the Reporting Documents.

ABOUT JUST ENERGY

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including with respect to the duration and financial impact of the Weather Event on the Company, the potential for government corrective action, the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity and its ability to continue as a going concern, the Company’s discussions with key stakeholders regarding the Weather Event and the outcome thereof, and the timing by which the Company will file the Reporting Documents. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to the impact of the Weather Event in the State of Texas commencing on or about February 13, 2021 and any intervention and/or corrective action by the Texas Government; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Carter
Chief Financial Officer
Just Energy
mcarter@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.